Free Writing Prospectus pursuant to Rule 433 dated October 12, 2022

Registration Statement No. 333-253421

Contingent Coupon S&P 500® Index-Linked Notes due

OVERVIEW

The notes do not pay a fixed coupon and may pay no coupon on a coupon payment date. The amount that you will be paid on your notes is based on the performance of the S&P 500® Index. The notes will mature on October 28, 2025.

On each coupon observation date, if the closing level of the underlier is greater than or equal to 60% of the initial underlier level, you will receive on the applicable coupon payment date a coupon of $5.917 (0.5917% monthly, or the potential for up to approximately 7.1% per annum) for each $1,000 face amount of your notes. If the closing level of the underlier on a coupon observation date is less than 60% of the initial underlier level, you will not receive a coupon on the applicable coupon payment date.

The amount that you will be paid on your notes at maturity, in addition to the final coupon, if any, is based on the performance of the underlier. The underlier return is the percentage increase or decrease in the final underlier level on the determination date from the initial underlier level.

You should read the accompanying preliminary pricing supplement dated October 5, 2022, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057NKW6 / US40057NKW64
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index (current Bloomberg symbol: “SPX Index”)
Trade date:	expected to be October 21, 2022
Settlement date:	expected to be October 26, 2022
Determination date:	the last coupon observation date, expected to be October 21, 2025
Stated maturity date:	expected to be October 28, 2025
Coupon observation dates:	expected to be the 21st day of each month, commencing in November 2022 and ending in October 2025
Coupon payment dates:	expected to be the fifth business day after each coupon observation date (except that the final coupon payment date will be the stated maturity date),
Payment amount at maturity (for each $1,000 face amount of your notes):

•if the underlier return is greater than or equal to -40% (the final underlier level is greater than or equal to 60% of the initial underlier level), $1,000 plus the final coupon of $5.917; or

•if the underlier return is less than -40% (the final underlier level is less than 60% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000

Initial underlier level:	to be determined on the trade date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Coupon (for each $1,000 face amount of your notes):

•if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, $5.917 (0.5917% monthly, or the potential for up to approximately 7.1% per annum); or

•if the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, $0

Coupon trigger level:	60% of the initial underlier level
Estimated value range:	$925 to $955 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performance of the underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of the underlier on the applicable coupon observation date was the percentage of the initial underlier level shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	40%	$0
Second	95%	$5.917
Third	50%	$0
Fourth	90%	$5.917
Fifth	40%	$0
Sixth	20%	$0
Seventh	55%	$0
Eighth	45%	$0
Ninth	50%	$0
Tenth	45%	$0
Eleventh	55%	$0
Twelfth - Thirty-Sixth	50%	$0
	Total Hypothetical Coupons	$11.834

In Scenario 1, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because the hypothetical closing level of the underlier on the second and fourth hypothetical coupon observation dates is greater than or equal to the coupon trigger level, the total of the hypothetical coupons in Scenario 1 is $11.834.  Because the hypothetical closing level of the underlier on all other hypothetical coupon observation dates is less than the coupon trigger level, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	40%	$0
Second	45%	$0
Third	35%	$0
Fourth	40%	$0
Fifth	25%	$0
Sixth	45%	$0
Seventh	50%	$0
Eighth	30%	$0
Ninth	35%	$0
Tenth	40%	$0
Eleventh	20%	$0
Twelfth - Thirty-Sixth	30%	$0
	Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of the underlier increases and decreases by varying amounts on each hypothetical coupon observation date.  Because in each case the hypothetical closing level of the underlier on the related coupon observation date is less than the coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero.  Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

HYPOTHETICAL PAYMENT AT MATURITY
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
80.000%	100.000%*
60.000%	100.000%*
59.999%	59.999%
50.000%	50.000%
25.000%	25.000%
10.000%	10.000%
0.000%	0.000%

* Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 28, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 28, general terms supplement no. 2,913 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 28, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated October 5, 2022
•	General terms supplement no. 2,913 dated June 17, 2021
•	Underlier supplement no. 28 dated July 26, 2022
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying underlier supplement no. 28, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 28, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Lose Your Entire Investment in the Notes
▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Underlier
▪	You May Not Receive a Coupon on Any Coupon Payment Date
▪	The Coupon Does Not Reflect the Actual Performance of the Underlier from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪	Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factor is discussed in greater detail in the accompanying underlier supplement no. 28:

Risks Relating to Securities Linked to Underliers

▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Securities are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

▪

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor and Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

For details about the license agreement between the underlier sponsor and the issuer, see “The Underliers - S&P 500® Index” on page S-106 of the accompanying underlier supplement no. 28.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.